Mail Stop 4561

								June 9, 2006

Ilan Kinreich
Chief Executive Officer
RadView Software Ltd.
2 Habarzel Street
Tel Aviv, ISRAEL 69710

	Re:    	RadView Software Ltd.
		Preliminary Proxy Statement
		Filed on May 18, 2006
		File No. 0-31151

Annual Report on Form 10-K/A
Filed on May 1, 2006
File No. 0-31151

Dear Mr. Kinreich:

      We have reviewed and have the following comments on your
Schedule 14A and that portion of your Form 10-K/A addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General
1. Please eliminate the phrase that appears frequently throughout the proxy statement that the summary you provide is "qualified in its entirety" to the more detailed information contained in the attached appendices. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Please revise accordingly.

Proposal Four:  Increase of Share Capital, page 22
2. We are unable to discern your existing capital structure based on the information provided. Please disclose in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock and preferred that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. Include here the maximum number of preferred and ordinary shares issuable subject to approval of proposal eight.
3. It appears that the transactions to be effectuated are two separate transactions, namely the increase in the authorized ordinary shares and the authorization of designated preferred stock. Bundling the shareholder approval of these amendments appears to be inconsistent with the rule, which requires that a proxy identify each separate matter to be acted upon. Please refer to Rule 14a-4 and
Section II.H of SEC Release 34-31326. These transactions should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card.
4. In that regard, in the separate proposal relating to the authorization of designated preferred stock, please be sure to provide a materially complete description of the terms of the preferred. For example, we note your statement that the rights of the Series A and Series B Preferred Shares "include" those listed on page 29. Please refer to Item 202(a) of Regulation S-K applicable to you through Item 11 of Schedule 14A and provide a materially complete description of the terms of the preferred. Please also disclose the material terms of the plans you have, as discussed in Proposal Eight, to issue the preferred stock that will be authorized. Disclose whether there may be any preferred shares that are authorized but unissued if both Proposals Four and Eight are approved. Additionally, include here a materially complete discussion of the "Preferred Directors" referenced on page 31, the veto rights, and any other unique rights or benefits offered to preferred holders.
Note
that all of the information relating to the preferred shares should be disclosed in one section of the proxy statement. You may then wish to include a cross-reference in other parts of the proxy statement to the separate proposal relating to preferred shares where this information should be located.
5. Please affirmatively state whether the company has any plans, proposals or arrangements, other than those described in proposal eight to issue any additional shares.

6. Please disclose the effect of an unfavorable vote on the proposal to increase the number of authorized ordinary and preferred shares.
What impact will a negative vote have on the contractual obligations to issue preferred and ordinary shares between you and the parties to the share purchase agreement and convertible loan agreement described in proposal eight? Specifically address any specific penalty provisions contained in any agreements, such as the registration rights agreement.
7. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Proposal Seven: Ratification and Approval of the Amendment and Restatement of the Company`s Articles of Association, page 29
8. Please be sure to include the reasons for and descriptions of each of the changes being effected by your amended and restated Articles of Association. See Item 19 of Schedule 14A. For example, compare the current and proposed director notice and quorum requirement and discuss why you are amending this provision.

Proposal Eight: Ratification and Approval of Investment in the Company`s Preferred Shares and Convertible Debt and Related Agreements, page 30
9. Given the number of agreements in this section, please revise to provide an introductory paragraph outlining the various agreements that comprise the financing transactions described under this proposal. Consistent with your disclosure on page 35, include in the introduction a statement to the effect that the financing transactions, if approved, would result in a change of control of the company. This information should appear prominently at the beginning of the proposal as this is information critical to an informed shareholder vote.
10. Please expand the disclosure to describe the "certain significant actions" by the company that will require approval of the Preferred
Directors.

11. Please disclose the effect of an unfavorable vote with respect to the financing transactions. You may wish to include disclosure alerting shareholders to the fact that approval of this proposal is dependent on approval of the proposals to increase the company`s capital stock.
12. It appears that financial statements and other information set forth in Item 13(a) of Schedule 14A are required. See Item 11(e) and
Instruction 1 to Item 13 of Schedule 14A. Please revise to include this information.



Form 10-K/A filed May 1, 2006
13. We note that your statement of "None" under Item 13, "Certain Relationships and Related Transactions" on page 12. It appears that disclosure pursuant to Item 404 of Regulation S-K is required relating to the financing transaction with Fortissimo Capital Fund GP
LP and the co-investors that include Shai Beilis.  Please revise.

	In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities
Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      *  *  *  *  *  *  *  *

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	Via facsimile:  212-318-3400
      Neil Gold, Esq.
	Fulbright & Jaworski L.L.P.


Ilan Kinreich
RadView Software Ltd.
June 9, 2006
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